Exhibit 99.1

LETTER TO SHAREHOLDERS
To our shareholders
In 3Q2023, Ambipar Response (hereinafter referred to as "Response" or "the Company") continued executing the growth plan and integration efforts of its acquisitions.
Results
Our revenues and margins have performed satisfactory across regions. Notably, we have executed cleaning and fire fighting for the agricultural industry across the US, Canada and Brazil. We have also been developing great capabilities in tank cleaning both onshore and offshore.
We are satisfied with the margins presented YTD on Response. There are still pockets for margin improvements in the longer term in US and Canada. In Brazil we kept investing our time and efforts on improving cross-selling and growing upon the existing asset base.
Consolidation, operations and integrations
During 3Q23 we turned 5 companies into SAP, and we keep on deploying our proprietary software to induce cross-selling opportunities (SIGA). Our goal is to create a business system as efficient as possible, that optimizes for our companies and allows them to become ever stronger as part of the Response ecosystem.
The opportunity to consolidate a fragmented market where clients demand reliability, stand by capacity and quality of service is strong across our regions. We’ll invest organically and, probably to a lesser extent, inorganically, to develop our reach within the territories and supply chains we already provide for.
As usual, we thank shareholders for their belief in our mission and support on the multiyear journey to consolidate the hazardous services landscape thus minimizing human impact on the environment.
Sincerely,
Your Chairman of the board

AMBIPAR RESPONSE
Ambipar Response has 4 businesses units:
1.Emergency response: specialist in crisis management and response to environmental emergencies, with command coordinated by a control center, managing services simultaneously, scalable and standardized. It has 5 HAZMAT training camps, training person according to National Technical Standards Fire Protection Association (“NFPA”, in the USA), a reference in the development of technical standards for emergency response. Also comprises Fire Response for the prevention and combat of forest and industrial fires and Medical Response to emergency medical care services.
2.Marine response: port support solutions, such as transporting people, material and ranch, dredging support, preventive fencing and emergency bases. It also offers solutions for maritime support, such as transporting materials to platforms, combating oil spills, chase-boats for seismic vessels, and vessels for FPSO support (Floating production storage and offloading).
3.Industrial response: meets demands for cleaning, maintenance, decontamination and treatment, painting of industrial and naval tanks, which typically involve a hazardous environment or material. It also performs decommissioning of FPSOs, vessels, platforms and industrial plants. It can perform these services for radioactive materials as well.
4.Environmental response: rehabilitation of fauna and flora, licensing, auditing and environmental due diligence, soil remediation, risk study, preparation and execution of environmental monitoring programs. Team formed by biologists, oceanographers, geologists, geographers and engineers.
For more details, watch the institutional video.

HIGHLIGHTS

BRL million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23*	9M22	Chg.
GROSS REVENUE	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
DEDUCTIONS	-61.5	-33.7	82.5%	-48.3	27.3%	-140.7	-92.9	51.5%
NET REVENUE	641.1	398.1	61.0%	612.1	4.7%	1,849.4	1,052.6	75.7%
GROSS PROFIT	192.2	115.3	66.7%	157.9	21.7%	495.4	297.3	66.6%
GROSS MARGIN	30.0%	29.0%	1.0 p.p.	25.8%	4.2 p.p.	26.8%	28.2%	-1.5 p.p.
EBITDA	183.2	107.9	69.7%	150.3	21.8%	473.5	275.8	71.6%
EBITDA MARGIN	28.6%	27.1%	1.5 p.p.	24.6%	4.0 p.p.	25.6%	26.2%	-0.6 p.p.
* 9M23 EBITDA and EBITDA margin adjusted to exclude extraordinary expenses and non-cash from NYSE American listing.

GROSS REVENUE

RESPONSE
COMPOSITION OF GROSS REVENUE R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
GROSS REVENUE	262.4	281.5	350.4	363.3	431.8	667.8	627.1	660.4	702.6
Brazil	82.2	77.1	112.5	122.8	159.4	202.5	208.7	244.5	270.9
International	180.2	204.4	237.9	240.6	272.4	465.3	418.4	415.9	431.8
Latam (ex Brazil)	47.7	50.1	57.9	58.7	44.1	50.3	55.8	54.3	61.7
Europe	50.1	48.1	47.8	50.5	51.8	64.7	56.1	46.0	42.8
North America	82.4	106.2	132.2	131.3	176.5	350.3	306.5	315.5	327.3
Our operations had revenue variations as expected. Gross revenue reached R$703 million in 3Q23, 62.7% higher than 3Q22 and up by 6.4% compared to 2Q23.
The organic growth measured by the quarterly gross revenue variation of companies and operations that have been for 12 months or more in the Ambipar group compared to the same quarter last year, reached 19%. The markets of Brazil, western Canada and the Gulf region in the USA may be highlighted.

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
Brazil	270.9	159.4	70.0%	244.5	10.8%	724.1	394.6	83.5%
Subscriptions Brazil	40.3	35.9	12.4%	39.6	1.9%	118.1	103.3	14.3%
Services Brazil	230.5	123.5	86.7%	204.9	12.5%	606.0	291.3	108.0%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Brazil	Gross Revenue (BRL Million)	123.5	165.5	170.5	204.9	230.5	86.7%
	Number of Services Provided	2,435	2,594	2,727	3,075	3,237	32.9%
	Average Ticket (BRL Thousand)	50.7	63.8	62.5	66.6	71.2	40.4%
•Gross Revenue in Brazil grew in all comparisons, mainly driven by the provision of scheduled industrial services and emergencies in the road and rail sectors.
•The average ticket rose YoY and QoQ reflecting higher complexity of attended services.
•This result is related to the integration and cross-selling between the business areas.
LATAM

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
Latam (ex-Brazil)	61.7	44.1	39.8%	54.3	13.5%	171.8	160.7	6.9%
Subscriptions Latam	35.8	34.6	3.7%	34.6	3.6%	106.5	100.2	6.3%
Services Latam	25.8	9.6	170.0%	19.7	30.9%	65.3	60.5	7.9%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Latam (Ex Brazil)	Gross Revenue (BRL Million)	9.6	14.8	19.7	19.7	25.8	170.0%
	Number of Services Served	80	104	95	90	102	27.5%
	Average Ticket (BRL Thousand)	119.6	142.3	207.6	219.4	253.4	111.8%
•Latam gross revenue had a negative exchange rate impact between 2Q23 vs. 3Q23, due to the 7.9% appreciation of the Real against the Chilean Peso. On a Local currency view, Revenues showed slight growth.
•The good result in profitability of the operation in Chile stands out, which benefited from services for large clients in the mining, engineering and steel industry.

EUROPE

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
Europe	42.8	51.8	-17.4%	46.0	-7.0%	145.0	150.1	-3.4%
Subscriptions Europe	4.3	3.7	16.4%	4.6	-5.4%	13.7	11.1	23.6%
Services Europe	38.5	48.1	-20.0%	41.5	-7.1%	131.2	139.0	-5.6%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
Europe	Gross Revenue (BRL Million)	48.1	60.0	51.3	41.5	38.5	-20.0%
	Number of Services Served	5,922	5,974	5,947	5,798	5,854	-1.1%
	Average Ticket (BRL Thousand)	8.1	10.0	8.6	7.2	6.6	-19.0%
•In Europe, we saw a quarterly drop in revenue, due to lower industrial demand and fewer railway emergencies and coast guard services.
•On the positive side, we have become emergency response suppliers for data center companies in Europe.
•The operation has shown satisfactory profitability, there was an emphasis on winning contracts with better margins in industrial services, compensating for the drop in revenue.
•The region puts Ambipar in a position to capture contracts across EMEA.
NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 X2Q23	9M23	9M22	Chg. 9M23 x 9M22
RESPONSE
GROSS REVENUES	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
International	431.8	272.4	58.5%	415.9	3.8%	1,266.1	750.8	68.6%
North America	327.3	176.5	85.5%	315.5	3.7%	949.3	440.0	115.7%

Attended Services		3Q22	4Q22	1Q23	2Q23	3Q23	Chg. 3Q23 x3Q22
North America	Gross Revenue (BRL Million)	176.5	350.3	306.5	315.5	327.3	85.5%
	Number of Services Served	2,991	3,117	3,228	3,660	3,751	25.4%
	Average Ticket (BRL Thousand)	59.0	112.4	95.0	86.2	87.2	47.9%
•North American operations continue its growth trajectory in industrial and emergency services, with emphasis on performance in Texas, which has provided services to the agricultural market.
•In Canada, services for the oil and gas industry and infrastructure stand out.

NET REVENUE

R$ million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23	9M22	Chg.
Gross Revenues	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
Deductions	-61.5	-33.7	82.5%	-48.3	27.3%	-140.7	-92.9	51.5%
Net Revenues	641.1	398.1	61.0%	612.1	4.7%	1,849.4	1,052.6	75.7%
% Deductions / Gross Revenues	-8.8%	-7.8%	-1.0 p.p.	-7.3%	-1.4 p.p.	-7.1%	-8.1%	1.0 p.p.
•The variation in net revenue accompanied the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with higher deductions in the Brazilian market than in the international market.
COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
COST OF SERVICES R$ million	3Q23	3Q22	Chg.	2Q23	Chg.	9M23	9M22	Chg.
Personnel	260.0	137.7	88.8%	253.4	2.6%	751.1	375.9	99.8%
Third parties	102.7	45.1	127.9%	92.2	11.5%	283.7	141.4	100.6%
Maintenance	22.7	15.5	46.2%	24.7	-8.3%	67.2	30.2	122.7%
Travel	19.7	6.7	192.1%	19.2	2.7%	56.1	16.0	250.8%
Freight	1.2	1.3	-6.9%	0.8	53.3%	3.5	3.6	-4.2%
Rentals	-21.2	3.3	N.M.	11.7	N.M.	1.3	22.4	-94.4%
Fuel	16.1	19.8	-18.4%	12.8	26.4%	41.5	50.7	-18.1%
Materials	4.6	10.4	-56.0%	5.2	-11.5%	17.7	17.1	2.9%
Telecommunications	3.7	1.0	262.1%	2.9	29.1%	10.2	2.2	358.4%
Marketing	4.6	5.5	-15.5%	5.3	-12.6%	13.0	6.7	94.0%
Taxes	1.1	5.9	-82.3%	4.2	-75.1%	16.1	21.5	-25.1%
Others	33.6	30.5	10.2%	21.9	53.8%	92.8	67.5	37.3%
TOTAL	448.8	282.8	58.7%	454.1	-1.2%	1,354.0	755.3	79.3%

RESPONSE
COST OF SERVICES R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Net Revenue	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1
Personnel	91.3	96.4	118.0	120.2	137.7	271.5	237.6	253.4	260.0
Third parties	28.8	27.7	46.8	49.5	45.1	69.0	88.8	92.2	102.7
Maintenance	4.5	6.2	6.6	8.1	15.5	27.8	19.8	24.7	22.7
Travel	3.8	4.3	4.6	4.6	6.7	17.2	17.2	19.2	19.7
Freight	0.8	0.9	1.1	1.2	1.3	13.4	1.5	0.8	1.2
Rentals	7.2	7.1	9.6	9.5	3.3	8.6	10.7	11.7	-21.2
Fuel	6.6	9.0	12.2	18.7	19.8	7.5	12.6	12.8	16.1
Materials	3.2	3.5	3.3	3.5	10.4	5.2	7.9	5.2	4.6
Telecommunications	0.5	0.7	0.7	0.6	1.0	4.2	3.7	2.9	3.7
Marketing	0.3	1.5	0.5	0.7	5.5	4.1	3.1	5.3	4.6
Taxes	3.6	3.7	9.3	6.2	5.9	-1.3	10.8	4.2	1.1
Others	9.0	14.4	16.3	20.8	30.5	27.0	37.3	21.9	33.6
Total	159.4	175.3	229.0	243.6	282.8	454.2	451.0	454.1	448.8
Percentage of Net Revenue

RESPONSE
COST OF SERVICES R$ million	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
Net Revenue	233.4	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1
Personnel	39.1%	37.7%	36.7%	36.1%	34.6%	42.9%	39.9%	41.4%	40.6%
Third parties	12.4%	10.9%	14.5%	14.9%	11.3%	10.9%	14.9%	15.1%	16.0%
Maintenance	1.9%	2.4%	2.1%	2.4%	3.9%	4.4%	3.3%	4.0%	3.5%
Travel	1.6%	1.7%	1.4%	1.4%	1.7%	2.7%	2.9%	3.1%	3.1%
Freight	0.3%	0.3%	0.4%	0.3%	0.3%	2.1%	0.2%	0.1%	0.2%
Rentals	3.1%	2.8%	3.0%	2.9%	0.8%	1.4%	1.8%	1.9%	-3.3%
Fuel	2.8%	3.5%	3.8%	5.6%	5.0%	1.2%	2.1%	2.1%	2.5%
Materials	1.3%	1.4%	1.0%	1.1%	2.6%	0.8%	1.3%	0.8%	0.7%
Telecommunications	0.2%	0.3%	0.2%	0.2%	0.3%	0.7%	0.6%	0.5%	0.6%
Marketing	0.1%	0.6%	0.2%	0.2%	1.4%	0.6%	0.5%	0.9%	0.7%
Taxes	1.5%	1.4%	2.9%	1.9%	1.5%	-0.2%	1.8%	0.7%	0.2%
Others	3.9%	5.6%	5.1%	6.2%	7.7%	4.3%	6.3%	3.6%	5.2%
Total	68.3%	68.6%	71.1%	73.2%	71.0%	71.8%	75.6%	74.2%	70.0%
Gross Margin	31.7%	31.4%	28.9%	26.8%	29.0%	28.2%	24.4%	25.8%	30.0%
Costs remained stable as a percentage of revenue when comparing 3Q23 vs. 2Q23, reflecting the company's business mix. There were no highlights in the composition of costs in this quarter. The largest cost components – Personnel, Third Parties, Maintenance, Fuel and Travel – represented more than 85% of total costs.
Rental costs were reversed this quarter, due to the reclassification of expenditure relating to 2023 of operations in North America, which did not adopt the IFRS 16 standard.

GROSS PROFIT
Gross profit grew over 3Q22. Gross margin for 3Q23 reached 30.0%, a result of 1.0 pp. higher than 3Q22 and up by 4.2 pp. compared to 2Q23. The improvement in gross margin in relation to 2Q23, is due to better performance in Brazil and Canada.
It is worth noting that part of the margin increase in 3Q23 is due to the accounting adjustment to IFRS 16 carried out in this period and will not be recurring.
EBITDA
* 1Q23 EBITDA and EBITDA margin adjusted to exclude extraordinary expenses and non-cash from NYSE listing

EBITDA registered a 69.7% growth in the 3Q23 versus 3Q22. The 3Q23 EBITDA margin remained in line with the previous quarter's level, excluding the impact of the reclassification of rental costs.
FINANCIAL RESULTS

R$ million	3Q23	3Q22	Var.	2Q23	Var.	9M23	9M22	Var.
Financial Results	-42.4	-36.6	16.0%	-50.9	-16.7%	-123.0	-59.9	105.5%
Financial Expenses	-52.8	-37.3	41.5%	-48.9	8.0%	-149.8	-66.2	126.3%
Financial Income	10.4	0.7	1,304.3%	-2.0	N.M	26.8	6.4	322.2%
In 3Q23, Ambipar Response presented a negative net financial result of R$42.4 million, R$5.9 million higher resulting from the increase in interest rates and the increase in debt, compared to 3Q22. The debt increase was mainly due to the capital allocation on capex and M&A.
NET INCOME

R$ million	3Q23	3Q22	Var.	2Q23	Var.	9M23	9M22	Var.
Net Income	53.7	35.0	53.2%	47.1	14.0%	33.2	117.4	-71.8%
Net Margin	8.4%	8.8%	-0.4 p.p.	7.7%	0.7 p.p.	1.8%	11.2%	-9.4 p.p.
Ambipar Response registered net income of R$53.7 million in 3Q23, with a net margin of 8.4%.
Compared to the same quarter of the previous year, net income grew by 53%, with a reduction of 0.4 p.p. in net margin. Profit growth derives from the growth in operations, while the drop in margin is explained by the negative financial result and the contribution of business segments and regions to the consolidated result.
The portion of net income allocated to non-controlling shareholders grew in 3Q23, as we made several acquisitions of companies throughout the year of 2022 where founding partners remain in the business as minority shareholders. This way of carrying out acquisitions ensures that we maintain expertise and continuity in the acquired companies, and it is a form of long-term alignment.

CAPITAL STRUCTURE
On September 30, 2023, financial gross debt reached the amount of R$ 1,194.0 million, a reduction of R$ 124.2 million in relation to the balance determined on December 31, 2022, mainly due to the amortization of debentures and funding of loans and financing. Considering Related Parties, the total amount of gross debt was R$ 1,828.3 million a reduction of R$ 259.6 million.

R$ Million	3Q23	4Q22
Short Term	114.4	151.8
Loans and financing	56.8	67.7
Debentures	57.6	84.2

Long Term	1,079.5	1,166.3
Loans and financing	614.0	649.8
Debentures	465.5	516.5

Short Term	10%	12%
Long Term	90%	88%

Financial Gross Debt	1,194.0	1,318.1
Related Parties	634.4	769.8
Total Gross Debt	1,828.3	2,087.9

Financial Gross Debt R$ Million	Financial charges - % p.a.	Maturity	3Q23	4Q22
Working capital	2.17%+CDI and 6.36%	August 2027	531.0	597.7
Investment financing	15.05%	June 2033	93.2	108.7
Financial leases liabilities	5.34%	September 2027	46.7	11.0
Debentures	CDI + 2.65% and 3.5%	September 2028	523.2	600.7
Total			1,194.0	1,318.1
Financial Leverage based on Covenants criteria reduced from 1.51x to 0.93x in the comparison between December 2022 and September 2023, due to the cash generation related to the Company's IPO occurred in March. Also in September 2023, considering Related Parties loans, the leverage was reduced from 2.59x to 1.76x.

R$ Million	3Q23	4Q22
Financial Gross Debt	1,194.0	1,318.1
(-) Cash and equivalents	510.9	271.6
(=) Financial Net Debt based on Covenants criteria	683.1	1,046.5
Pro forma annualized EBITDA¹	732.7	691.9
Financial Leverage (x)	0.93	1.51
(=) Net Debt Including Related Parties²	1,291.4	1,790.1
Pro forma annualized EBITDA¹	732.7	691.9
Financial Leverage (x)	1.76	2.59
1Calculated as the EBTIDA for 3Q23 multiplied by four.
2Considers the amount of related Parties Loans.
The debt maturity schedule has its most relevant portion in the year 2027.
*    Considers Related parties’ loans.

ROIC

BRL million	3Q23 LTM	4Q22 LTM	Chg. 3Q23 LTM x 4Q22 LTM
(+) EBIT	486.9	336.8	44.6%
(-) Tax¹	-146.1	-101.0	44.6%
NOPAT	340.8	235.7	44.6%
(+) Average Shareholders' Equity	916.4	385.1	138.0%
(+) Average Net Debt	1,249.8	907.8	37.7%
Average Invested Capital	2,166.1	1,292.9	67.5%
(-) Average Intangible	1,457.2	907.5	60.6%
Average Invested Capital ex Intangible	708.9	385.4	83.9%
Operational ROIC² (%)	48.1%	61.2%	-13.1 p.p.
ROIC (%)	15.7%	18.2%	-2.5 p.p.
1Considers a 30% tax rate;
2Disregard intangibles
Return on Invested Capital minus intangible assets (“operating ROIC”) allows for an approximate estimate of the return on investments made in operations.
Return on Invested Capital (“ROIC”), which incorporates intangible assets into the invested capital base, mainly composed of goodwill paid for acquisitions.
M&A investment, at first, presents a lower ROIC, due to goodwill paid on acquisition. Once acquisitions become part of our operations, the expected return on the marginal investment made tends to follow the Operating ROIC, since the invested capital is allocated to the acquiree's operations and does not include goodwill.
In the medium term, therefore, we expect convergence between the company's ROIC and the operational ROIC.

CAPEX
In 3Q23, addition of Fixed Assets was R$75.6 million. In Response, we invested in Latin America in the new training camp in Chile and in Brazil, we acquired equipment to support the expansion of the operation, mainly for air support services. Helicopters support fire fighting operations, surveillance for deforestation and medical support on remote areas. We continued investing in vehicles for industrial services and emergency response in North America.

Additions to Fixed Assets R$ million	3Q23	3Q22	Chg. 3Q23 x3Q22	2Q23	Chg. 3Q23 x 2Q23		9M23	9M22	Chg. 9M23 x 9M22
(+) Response	75.6	69.9	8.1%	41.9	80.2%		186.5	160.8	16.0%
(+) Brazil	45.4	52.3	-13.2%	11.6	292.2%		100.8	111.1	-9.3%
(+) LATAM (ex-Brazil)	15.8	0.7	2052.6%	19.8	-20.3%		36.7	2.7	1262.8%
(+) Europe	1.4	2.4	-44.2%	1.8	-26.4%		5.0	6.1	-17.3%
(+) North America	13.1	14.4	-9.4%	8.7	49.4%		44.0	40.9	7.6%

Additions to Fixed Assets R$ million		3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
(+) Response		46.2	12.9	64.8	26.1	69.9	72.5	69.0	41.9	75.6
(+) Brazil		32.5	7.1	49.9	8.9	52.3	37.9	43.8	11.6	45.4
(+) LATAM (ex-Brazil)		2.0	2.1	0.0	1.9	0.7	4.0	1.1	19.8	15.8
(+) Europe		2.6	2.8	3.2	0.5	2.4	2.1	1.8	1.8	1.4
(+) North America		9.2	0.9	11.8	14.7	14.4	28.5	22.2	8.7	13.1

	3Q23		9M23
Expansion and Maintenance Capex	Capex (R$ Million)	% Group Revenue	Capex (R$ Million)	% Group Revenue
RESPONSE - Service Expansion	39.6	3.4%	101.9	2.9%
Response Brazil	23.9	2.0%	55.8	1.6%
Response Latam (Ex. Brazil)	15.7	1.3%	34.3	1.0%
Response Europe	0.0	0.0%	0.3	0.0%
Response North America	0.0	0.0%	11.5	0.3%
RESPONSE - Service Maintenance	36.0	3.0%	84.8	2.4%
Response Brazil	21.5	1.8%	45.1	1.3%
Response Latam (Ex. Brazil)	0.0	0.0%	2.3	0.1%
Response Europe	1.4	0.1%	4.8	0.1%
Response North America	13.1	1.1%	32.5	0.9%

ANNEXES

Balance sheet	20
Income Statement	22
Cash flow	23
Reconciliation of Non-GAAP Measures	24

BALANCE SHEET

ASSETS BRL thousand	09/30/2023	12/31/2022
Cash and cash equivalents	510,919	271,607
Trade and other receivables	795,622	711,892
Current income tax and social contribution recoverable	7,493	6,388
Other taxes recoverable	50,718	29,740
Prepaid expenses	33,526	37,806
Advances to suppliers	54,989	29,864
Inventories	35,677	18,128
Dividends Receivable	–	–
Other accounts equivalents	49,345	36,498
Total current assets	1,538,289	1,141,923
Related parties loans	26,025	26,180
Non-current income tax and social contribuition recoverable	2,854	2,854
Non-current other taxes recoverable	847	392
Deferred taxes	23,824	25,420
Judicial deposits	895	826
Other accounts receivable	33,295	37,599
Investments	-	7,620
Property, plant and equipment	692,552	516,081
Right of use	70,248	68,275
Goodwill	1,272,435	1,192,302
Intangible assets	376,868	420,197
Total Non-current assets	2,499,843	2,297,746
Total assets	4,038,132	3,439,669

BALANCE SHEET (continued)

LIABILITIES AND SHAREHOLDERS EQUITY BRL thousand	09/30/2023	12/31/2022
Loans and financing	56,819	67,656
Debentures	57,622	84,187
Trade and other payables	146,309	155,523
Labor obligations	89,151	114,941
Dividends Payable	42,074	76,909
Current income tax and social contribution payable	20,664	12,998
Other tax payable	30,863	33,719
Obligations from acquisition of investment	165,124	141,698
Lease liabilities	22,088	14,411
Other bills to pay	42,048	36,345
Total current liabilities	672,762	738,387

Loans and financing	614,005	649,762
Debentures	465,530	516,533
Other taxes payable	8,016	7,986
Related parties loans	634,356	769,792
Provision for loss on investments	-	-
Deferred income tax and social contribution	199,695	190,833
Obligations from acquisition of investment	49,591	81,728
Provision for contingencies	375	607
Lease liabilities	30,364	32,648
Warrant and Earn-out	38,243	-
Other bills to pay	10,326	4,305
Total Non-current liabilities	2,050,501	2,254,194

Capital	1,434,717	261,920
Earn-out variation	(162)	-
Share issue expenses	-	-
Profit reserves	-	302,817
Capital transactions	(84,729)	(110,218)
Accumulated translation adjustment	(173,164)	(89,165)
Adjust previous exercises	-	-
Retained earnings	(32,022)	-
Equity attributable to owners of the group	1,144,640	365,354
Non-controlling interest	170,229	81,734
Total Equity	1,314,869	447,088

Total shareholders' equity and liabilities	4,038,132	3,439,669

INCOME STATEMENT

R$ million	3Q23	3Q22	Chg	2Q23	Chg.	9M23*	9M22	Chg.
Gross revenues	702.6	431.8	62.7%	660.4	6.4%	1,990.1	1,145.5	73.7%
Deductions	-61.5	-33.7	82.7%	-48.3	27.5%	-140.7	-92.9	51.5%
Net Revenues	641.1	398.1	61.0%	612.1	4.7%	1,849.4	1,052.6	75.7%
Cost of Services provided	-448.8	-282.8	58.7%	-454.1	-1.2%	-1,354.0	-755.3	79.3%
SG&A	-9.1	-7.4	22.2%	-7.6	19.4%	-21.9	-21.5	2.1%
EBITDA	183.2	107.9	69.7%	150.3	21.8%	473.5	275.8	71.7%
EBITDA Margin (%)	28.6%	27.1%	1.5 p.p.	24.6%	4.0 p.p.	25.6%	26.2%	-0.6 p.p.
Financial Results	-42.4	-36.6	16.0%	-50.9	-16.7%	-123.0	-59.9	105.5%
Financial Expenses	-52.8	-37.3	41.5%	-48.9	8.0%	-149.8	-66.2	126.3%
Financial Income	10.4	0.7	1,304.3%	-2.0	-606.3%	26.8	6.4	322.2%
Taxes	-35.5	-7.0	403.8%	-15.1	135.8%	-70.8	-27.0	162.5%
Current Taxes	-34.0	-9.0	278.6%	-16.0	112.6%	-63.6	-23.7	168.6%
Deferred Taxes	-1.5	1.9	-178.8%	0.9	-263.6%	-7.2	-3.3	119.0%
Net Income	53.7	35.0	53.2%	47.1	14.0%	33.2	117.4	-71.8%
*    9M23 EBITDA and margin excludes extraordinary expenses and non-cash from NYSE American listing.

CASH FLOW

BRL thousand	3Q23	3Q22	9M23	9M22
Net income for the period	53,683	35,035	33,161	117,417
Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	51,583	29,311	124,673	71,575
Expected credit losses	-201	28	-216	0
Residual value of written-off property, plant and equipment and intangible assets	6,857	-14,333	16,313	9,100
Provision for contingencies	-7	819	-232	675
Income tax and social contribution - Deferred	1,520	-1,929	7,223	3,298
Interest on loans and financing, debentures, leases and exchange rate variation	43,637	75,633	121,686	55,272
Changes in assets and liabilities:
Accounts receivable	-73,854	-28,044	-54,429	-99,658
Recoverable taxes	-12,911	-178	-20,455	-133
Prepaid expenses	-6,063	-17,376	4,606	-32,087
Advances to suppliers	-552	7,785	-2,747	33,033
Inventories	25,659	-494	-8,534	-2,537
Other accounts receivable	136	-18,700	-6,883	-5,977
Suppliers	0	-16,528	-42,424	-13,119
Salaries and social security charges	9,682	10,131	-28,646	19,631
Taxes payable	3,670	11,904	16,925	8,386
Other accounts payable	-40,397	9,766	-3,183	-27,717
Total	-94,630	-41,734	-145,770	-120,178
Cash generated from operating activities	77,378	41,869	156,838	137,159

Interest paid on loans and financing	-19,680	-3,199	-44,483	-8,923
Interest paid on debentures	-47,658	-25,274	-94,549	-25,274
Interest paid on leases	-981	513	-2,392	-672
Income tax and social contribution	-6,176	-10,966	-18,330	-11,561
Total	-74,495	-38,926	-159,754	-46,430

Cash from (invested in) operations	2,883	2,943	-2,916	90,729

Cash flow from investing activities
Cash spent on companies' acquisitions; net of cash received	-11,644	-113,763	-36,813	-254,128
Payment of obligations from acquisition of investments	-49,111	-17,373	-114,034	-57,489
Acquisition of property, plant and equipment and intangible assets	-54,853	-28,452	-163,808	-107,167

Net cash used in investing activities	-115,608	-159,588	-314,655	-418,784

Cash flow from financing activities	0	0	0	0
Attributed to shareholders	0	0	0	0
Profit distribution - prior periods	-8,789	-314	-56,689	-314
Increase in minority interest	0	0	699,532	0
Capital Increase	0	0	0	0

Attributed to financing	0	0	0	0
Related parties	18,388	237,235	122,897	135,560
Lease payments - Principal	-42,458	-15,218	-70,850	-22,550
Proceeds from loans and financing	30,285	525,477	68,050	532,732
Proceeds from debentures	-1,028	0	0	335,500
Funding of debentures	-55,917	0	-55,917	0
Payments of loans and financing - Principal	-77,883	-27,545	-141,863	-60,941
Payment of Share Issuance Costs	0	234	0	-5,065
Net cash generated from financing activities	-137,402	719,869	565,160	914,922

Increase (decrease) in cash and cash equivalents	-250,127	563,224	247,589	586,867
Exchange rate change in cash and cash equivalents	61,299	-52,354	-8,277	-37,685
Cash and cash equivalents at the beginning of the period	699,747	157,230	271,607	118,918
Cash and cash equivalents at the end of the period	510,919	668,100	510,919	668,100

Reconciliation of Non-GAAP Measures
Reconciliation of our Loans and Financings and Debentures to Total Gross Debt, Financial Net Debt based on Covenants, Net Debt Including Related Parties and Financial Leverage, Financial Leverage including Related Parties.

R$ Million	3Q23	4Q22
(+) Short Term Loans and financing	56.8	67.7
(+) Short Term Debentures	57.6	84.2
(+) Long Term Loans and financing	614.0	649.8
(+) Long Term Debentures	465.5	516.5
Financial Gross Debt	1,194.0	1,318.1
(-) Cash and equivalents	510.9	271.6
(=) Financial Net Debt based on Covenants	683.1	1,046.5
(/) Pro forma annualized EBITDA[1]	732.7	691.9
Financial Leverage (x)	0.93	1.51

Financial Gross Debt	1,194.0	1,318.1
(+) Related Parties Loans	634.4	769.8
Total Gross Debt	1,828.3	2,087.9
(-) Cash and equivalents	510.9	271.6
(-) Related Parties Assets	26.0	26.2
(=) Net Debt Including Related Parties	1,291.4	1,790.1
(/) Pro forma annualized EBITDA[1]	732.7	691.9
Financial Leverage Including Related Parties (x)	1.76	2.59
1Calculated as the EBTIDA for 3Q23 multiplied by four.
EBITDA and EBITDA Margin Reconciliation

R$ Million	3Q23	3Q22	9M23	9M22
Profit for period	53.7	35.0	33.2	117.4
(+) Income tax and social contribution	-35.5	-7.0	-70.8	-27.0
(+) Financial Results	-42.4	-36.6	-123.0	-59.9
(+) Depreciation and amortization expenses	-51.6	-34.9	-124.7	-77.2
(+) NYSE American Listing expenses	-	-	-121.9	-
EBITDA (a)	183.2	107.9	473.5	275.8
Net revenue (b)	641.1	398.1	1,849.4	1,052.6
EBITDA Margin (a)/(b)	28.6%	27.1%	25.6%	26.2%

Reconciliation of our net revenues to Gross Profit and Gross Margin

R$ Million	3Q23	3Q22	9M23	9M22
Net revenue (a)	641.1	398.1	1,849.4	1,052.6
Cost of Services provided
Personnel	-260.0	-137.7	-751.1	-375.9
Third parties	-102.7	-45.1	-283.7	-141.4
Fuel	-16.1	-19.8	-41.5	-50.7
Freights	-1.2	-1.3	-3.5	-3.6
Maintenance	-22.7	-15.5	-67.2	-30.2
Taxes	-1.1	-5.9	-16.1	-21.5
Marketing	-4.6	-5.5	-13.0	-6.7
Materials	-4.6	-10.4	-17.7	-17.1
Telecommunications	-3.7	-1.0	-10.2	-2.2
Travel	-19.7	-6.7	-56.1	-16.0
Depreciation	-51.6	-34.9	-124.7	-77.2
Rents	21.2	-3.3	-1.3	-22.4
Others	-42.7	-37.9	-236.6	-89.0
Total Cost of Services provided	-509.5	-325.0	-1,622.5	-854.0
(-) SG&A	-9.1	-7.4	-21.9	-21.5
(-) Depreciation	-51.6	-34.9	-124.7	-77.2
(-) NYSE American Listing expenses	0.0	0.0	-121.9	0.0
Cost of Services provided (cash) (b)	-448.8	-282.8	-1,354.0	-755.3
Gross Profit (a)+(b)	192.2	115.3	495.4	297.3
Gross Margin	30.0%	29.0%	26.8%	28.2%

Reconciliation of our operating profit to ROIC

R$ Million	3Q23 LTM	4Q22 LTM	3Q23 (A)	2Q23 (B)	1Q23 (C)	4Q22 (D)	3Q22 (E)	2Q22 (F)	1Q22 (G)	4Q21 (H)
Operating profit²	486.9	336.8	131.6	113.0	103.3	138.1	73.0	61.4	64.2	73.9
Income tax adjustment [1,2]	(146.1)	(101.0)	(39.5)	(33.9)	(31.0)	(41.4)	(21.9)	(18.4)	(19.2)	(22.2)
Net operating profit after tax (a)[2]	340.8	235.7	92.1	79.1	72.3	96.7	51.1	43.0	44.9	51.7
Total Shareholders’ equity [3]	916.4	385.1	1,314.9	1,179.7	1,204.4	447.1	435.8	387.1	317.6	337.9
(+) Financial Gross Debt [3]	1,211.7	907.8	1,194.0	1,256.4	1,092.8	1,790.1	929.0	679.9	656.2	483.8
(-) Cash and cash equivalents [3]	575.6	270.3	510.9	691.8	735.4	271.6	668.1	157.2	135.8	118.9
(+) Related parties loans (current and non-current) [3]	642.8	509.2	634.4	606.8	607.2	769.8	595.5	365.1	333.3	482.2
(-) Related parties assets [3]	29.1	35.5	26.0	25.9	26.0	26.2	41.6	41.0	34.1	34.7
Invested capital (b)	2,166.1	1,292.9	2,606.3	1,558.1	1,573.8	1,612.5	892.3	730.2	707.1	595.4
ROIC (a)/(b)	15.7%	18.2%

(-) Goodwill [3]	1,138.8	811.2	1,272.4	1,188.9	1,178.8	1,192.3	861.6	720.3	696.6	584.9
(-) Intangibles assets [3]	318.4	96.4	376.9	369.3	395.0	420.2	30.7	9.9	10.4	10.5
Invested capital ex Goodwill and intangible assets (c)	708.9	385.4	957.0	767.1	723.3	624.7	472.5	336.7	266.7	226.4
ROIC (a)/(c)	48.1%	61.2%
1Income tax adjustment is defined as operating profit for the period multiplied by our normalized effective tax rate for the period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.
2Considers the sum of the last 4 quarters.
3Considers the average of the last 5 quarters.